Exhibit 8.1

[Debevoise Letterhead]

March 13, 2013

Tower Group, Inc.

120 Broadway, 31st Floor

New York, NY 10271

Tower Group, Inc. – Section 7874(b) Tax Opinion

To The Board of Directors:

We have acted as special United States tax counsel to Tower Group, Inc., a Delaware corporation (the “Company”), in connection with the merger (the “Merger”) of Condor 1 Corporation (“Merger Sub”), a direct wholly owned subsidiary of Canopius Mergerco, Inc. (“Delaware Purchaser”) and an indirect wholly owned subsidiary of Canopius Holdings Bermuda Limited (“CHBL”), with and into the Company (the “Transaction”) pursuant to an Agreement and Plan of Merger, dated as of July 30, 2012, among the Company, CHBL, Delaware Purchaser and Merger Sub, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 8, 2012 among the Company, CHBL, Delaware Purchaser and Merger Sub (as so amended, the “Merger Agreement”).

As such, we have participated in the preparation of or reviewed the following documents (the “Basic Documents”):

1.	The Merger Agreement;

2.	The Master Transaction Agreement, dated as of April 25, 2012, among Canopius Group Limited (“CGL”), CHBL, Merger Sub and the Company (the “MTA”);

3.	The Purchase Agreements, dated as of March 6, 2013, among CGL, CHBL, Barclays Capital Inc., FBR & Co. and those persons (the “Third Party Investors”) acquiring common shares in CHBL from CGL (the “Purchase Agreements”);

4.	The Registration Rights Agreement, dated as of March 13, 2013, among CHBL and the Third Party Investors;

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5.	Amendment No. 6 to Form S-4 Registration Statement of CHBL, as filed with the Securities and Exchange Commission on January 30, 2013 (the “S-4”);

6.	The Private Placement Memorandum, dated as of March 6, 2013, pursuant to which common shares in CHBL owned by CGL were offered by CGL to the Third Party Investors; and

7.	The representation letter of the Company to Debevoise & Plimpton LLP, dated March 12, 2013 (the “Company Representation Letter”) and the representation letter of CGL to Debevoise & Plimpton LLP, dated March 12, 2013, each of which has been delivered to us for purposes of rendering this opinion (collectively, the “Representation Letters”).

Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement.

In rendering this opinion:

(a)	we have assumed, without independent investigation or inquiry, (i) the authenticity and completeness of all documents submitted to us as originals, (ii) the genuineness of all signatures on all documents that we examined, (iii) the conformity to authentic originals and completeness of documents submitted to us as conformed or reproduction copies, (iv) the legal capacity of all natural persons executing documents, (v) the due authorization, execution and delivery of the Basic Documents, (vi) the valid existence and good standing of all parties to the Basic Documents and (vii) the enforceability of the Basic Documents;

(b)	we have assumed, with your permission, (i) that all covenants and other undertakings set forth in the Basic Documents have been or will be performed in accordance with the terms thereof, (ii) that the transactions contemplated by the Basic Documents have been or will be consummated in accordance with the terms thereof, (iii) that none of the material terms and conditions of the Basic Documents has been or will be waived or modified, (iv) the valid existence and good standing of all parties or signatories to the Basic Documents and (v) that there are no documents or understandings between the parties that would alter, or are inconsistent with, the terms set forth in the Basic Documents; and

(c)

we have examined and relied upon, and have assumed the accuracy of, all statements regarding factual matters, representations and warranties contained in the Basic Documents, including the Representation Letters and, with respect to any representations and warranties in any of the foregoing that are made “to the knowledge,” “to the Knowledge” or “to

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the best of the knowledge” of the Company, CGL or any other person or are similarly qualified, we have assumed that such representations and warranties are accurate, in each case without such qualification.

No assurance can be given as to the effect on this opinion if any of the foregoing assumptions is or becomes inaccurate.

FACTS

The Company

The Company is a Delaware corporation formed in 1996, with its headquarters in New York, New York. The Company’s common stock is currently listed on NASDAQ. Through its insurance subsidiaries, the Company offers a broad range of commercial, specialty and personal property and casualty insurance products and services to businesses in various industries and to individuals throughout the United States.

CHBL

CHBL is a privately held exempted company formed under the laws of Bermuda in 2007. Immediately prior to its sale to the Third Party Investors described below, CHBL was a wholly owned subsidiary of CGL, a privately owned insurance holding company domiciled in Guernsey, Channel Islands. CHBL is the direct holding company of Canopius Bermuda Limited (“CBL”) a Class 3A Bermuda reinsurance company, which writes structured reinsurance treaty business and provides capital support to CGL’s underwriting operations at Lloyd’s of London.

The Third Party Sale

Immediately prior to the consummation of the Merger, CGL will sell 100% of the shares of CHBL in a private placement to the Third Party Investors (the “Third Party Sale”). The Third Party Investors will pay CGL an amount equal to the sum of the “target TNAV amount” (as defined in the S-4) plus an additional amount equal to the agreed value of the retained business (approximately $7.9 million). The Third Party Investors will not purchase any shares in CHBL from CHBL. Immediately after the Third Party Sale (and immediately prior to the Merger), the Third Party Investors will own 100% of the outstanding equity of CHBL.

The Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving. As a result of the Merger, each issued and outstanding share of the Company’s common stock will be cancelled and converted

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automatically into the right to receive a number of common shares of CHBL (which, after the Merger, we refer to as “Tower Ltd.”) equal to the “stock conversion number” (as defined in the S-4). The stock conversion number is determined by a variety of factors, including the target TNAV amount of CHBL, the closing price per share of the Company’s common stock on NASDAQ on the date that the Third Party Sale was priced, and the discount negotiated by the Third Party Investors in the Third Party Sale. As a result of the Merger, the Company will become a wholly owned subsidiary of Delaware Purchaser, and an indirect wholly owned subsidiary of CHBL. Immediately after the Merger, CHBL will be owned by the Third Party Investors and the former shareholders of the Company.

ASSUMPTIONS

In rendering this opinion we have assumed that:

1.	Tower Ltd. will adopt Amended and Restated Bye-Laws in the form attached to the Form S-4 and will be operated in accordance with such Amended and Restated Bye-Laws.

2.	The Merger is being carried out for the business reasons set forth in the S-4.

3.	As set forth in the Company Representation Letter, immediately following the Merger, (i) the Company’s former shareholders will, by reason of having held the Company’s stock, own in the aggregate less than 80% of the total number of outstanding common shares of CHBL and less than 80% of the total value and total voting power of the outstanding common shares of CHBL. For purposes of the foregoing and as set forth in the Company Representation Letter, the Company has assumed that (i) all shares issuable by Company under the Company’s 5 % Convertible Senior Notes Due 2014 were issued and outstanding immediately prior to the Merger and exchanged for CHBL shares in the Merger by the former holders thereof on the same terms and conditions as all other Company shares, (ii) all of the Company’s shares issuable under options, warrants, other convertible debt and other similar instruments (the “Options”) at or prior to the Merger were issued immediately prior to the Merger and exchanged for CHBL shares in the Merger by the former holders thereof on the same terms and conditions as all other Company shares and (iii) that all Options pursuant to which the Company’s shares are not issuable at or prior to the Merger are treated as outstanding shares of the Company with a value equal to the holders’ “claim on the equity of the Company,” that such claim on equity equals the value of the shares that may be acquired pursuant to such Options less the exercise price of such Options and that all such Company shares are exchanged for CHBL shares in the Merger by the former holders thereof on the same terms and conditions as all other Company shares.

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4.	As set forth in the Company Representation Letter, immediately following the Merger, CHBL will have no shares outstanding other than common shares.

5.	To the extent set forth in the CGL Representation Letter, since January 1, 2010, neither CGL nor any of its affiliates has made any contribution to CHBL or to any subsidiary of CHBL (including by way of transfer pricing that is favorable to CHBL or its applicable subsidiary).

6.	As set forth in the CGL Representation Letter, any contributions made by CGL or any of its affiliates to CHBL or to any subsidiary of CHBL prior to January 1, 2010 were not made in connection with or in anticipation of the Merger.

CONCLUSION

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that the Merger should not cause Tower Ltd. to be treated as a U.S. corporation under section 7874(b) of the Internal Revenue Code of 1986 (as amended from time to time, the “Code”).

*        *        *         *

We have not independently undertaken to verify the accuracy or completeness of any of the factual matters, representations or assumptions referred to herein or set forth in the Representation Letters. In the event that any one or more of the facts, statements, representations or assumptions referred to herein or set forth in the Representation Letters are inaccurate or incomplete in whole or in part, the conclusion reached in this opinion letter may be incorrect.

Our opinion is based upon the Code, Treasury regulations (including proposed Treasury regulations) issued thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof. No assurance can be given that any of the foregoing authorities will not be modified, revoked, supplemented or overruled, possibly with retroactive effect, that the Internal Revenue Service (the “IRS”) will agree with this opinion or that, if the IRS were to take a contrary position, such position would not ultimately be sustained by the courts.

We are issuing this opinion solely for your benefit and, without our prior written consent, this opinion may not be (i) relied upon by any other person, (ii) quoted in whole or in part or (iii) referred to in any financial statements or other documents provided to third parties.

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This opinion is limited to the matters specifically addressed herein and no other opinion is implied or may be inferred. Additional issues may exist that could affect the U.S. federal tax treatment of the Merger and related transactions. This opinion does not consider or provide a conclusion with respect to any such additional issues. With respect to any U.S. federal tax issues not addressed herein, this opinion was not written, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law.

This opinion is rendered only as of the date hereof, and we assume no responsibility to advise you or any other person of facts, circumstances, changes in law, or other events or developments that hereafter may occur or be brought to our attention and that may affect the conclusion expressed herein.

This opinion was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. Federal tax laws. This opinion was written to support the promotion or marketing of the transaction(s) or matters(s) addressed herein. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

We hereby consent to the filing of this opinion as an exhibit to Tower Ltd.’s Current Report on Form 8-K filed on March 13, 2013, and to the references to our firm therein. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Debevoise & Plimpton LLP
/GMF